SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16
OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of July, 2023

(Commission File No. 1-14862 )

BRASKEM S.A.

(Exact Name as Specified in its Charter)

N/A

(Translation of registrant's name into English)

Rua Eteno, 1561, Polo Petroquimico de Camacari
Camacari, Bahia - CEP 42810-000 Brazil

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___       Form 40-F ______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1). _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7). _____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______       No ___X___

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _____.

RESTRICTED SHARE AWARD PLAN

OF

BRASKEM S.A.

approved by the Extraordinary Shareholders Meeting held on July 28, 2023

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RESTRICTED SHARE AWARD PLAN

This Restricted Share Award Plan is governed by the following provisions and the applicable laws.

1.       Definitions

1.1.       The capitalized terms below shall have the following meanings ascribed thereto:

“Agreed Retirement” means retirement of the Participant mutually agreed by the respective Participant and the Company or its subsidiaries.

“Acquisition Period” means the period established in the Award Agreement for acquisition of the Owned Shares by the Participants on each Program.

“Award Agreements” means the private instruments of Restricted Share Awards entered into between the Company or its subsidiaries and Participants, under which the Company or its subsidiaries shall award Restricted Shares to the Participants.

“B3” means B3 S.A. – Brasil, Bolsa, Balcão.

“Board of Directors” means the Company's Board of Directors.

“Company” means Braskem S.A., a joint-stock corporation with registered office at Rua Eteno, nº 1561, CEP 42810-000, in the City of Camaçari, State of Bahia, enrolled in the National Register of Legal Entities of the Ministry of Finance (CNPJ/MF) under No. 42.150.391/0001-70 and State Registration (NIRE) No. 29.300.006.939.

"Transfer of control" means a change in the Company’s controlling interest, on any account, directly or indirectly, including, without limitation, by means of a transfer or acquisition of voting shares, subscription rights and/or securities convertible to (or exchangeable for) voting shares, by means of agreements, such as usufruct or shareholder agreements, or, also, as a result of an consolidation, spin-off, merger, share merger or any other type of corporate reorganization, of the Company or in its parent company, in one or more private or public transactions, provided that, in any case, it results in the direct or indirect transfer of control of the Company, excluding situations of mere sharing of control and dispersion of control.

“Eligible Persons” means the Team Members approved by the Board of Directors to take part in each Program.

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“Barred Participants” means the Participants prevented, under any law or regulation, from acquiring Owned Shares, as well as Participants that have not received their PLR for the year immediately prior to the execution of the Award Agreement.

“Firm Investment Intention Amount” has the meaning attributed in Clause 5.4.1 of this Plan.

"LN-Braskem": means Braskem's global Business Leader, known in Brazil as LN-Braskem and abroad as Braskem's Chief Executive Officer (CEO).

“Lock-up of the Owned Shares” means, if possible at the Participant’s location, the restriction on the sale of Owned Shares related to a given Program, registered with the bookkeeping agent or brokerage house, or equivalent environment abroad, solely and exclusively during the Vesting Period and for purposes of operation and control of the Plan.

“Owned Shares” means the shares issued by the Company, traded on the B3 under the ticker BRKM5 and/or depositary receipts representing the BRKM5 shares issued by the Company, traded abroad (or any other types or classes of shares issued by the Company into which such BRKM5 shares are converted or that comes to replace them, provided that they are identical to the Restricted Shares), acquired by the Participants, at their own expense, from the stock exchanges where such shares are traded, within the Acquisition Period, excluding fractions of shares.

“Participants” means the Eligible Persons that stated their desire to participate in this Plan and the respective Program by executing the respective Award Agreement to whom the Company or its subsidiaries shall award the Restricted Shares.

“Plan” means this Restricted Share Award Plan.

“PLR” means the short-term incentive pursuant to the annual profit sharing program (participação nos lucros e resultados - PLR).

“Program(s)” means the Restricted Share award programs that may be created, approved and/or cancelled by the Board of Directors and by the governing bodies of the Company’s subsidiaries, as applicable, which must observe the terms and conditions of this Plan.

“Reference Price of the Restricted Shares” means the quoted price of each Restricted Share, in the location where a Participant would receive the Restricted Shares, as established in the Award Agreement, on the first business day (a.i) immediately after the end of the Vesting Period, or (a.ii) the 15th (fifteenth) business day immediately preceding the date of the respective Termination, or, if the Restricted Shares are not traded in the Participant’s location, it means the quoted price of the Restricted Shares on B3 on the same dates as above, as the case may be, converted into the currency of the Participant’s location.

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“Restricted Shares” means the shares issued by the Company, traded on the B3 under the ticker BRKM5 and/or depositary receipts representing the BRKM5 shares issued by the Company, traded abroad (or any other types or classes of shares issued by the Company to which such BRKM5 shares are converted or that comes to replace them, provided that they have a liquidity rate equal to or greater than the BRKM5 shares and/or certificates of deposit of securities representing such shares traded abroad, as determined by the Board of Directors on the date of approval of each Program), as applicable, held in treasury and transferred to the Participants by the Company or its subsidiaries after fulfillment of the conditions for their transfer, in accordance with the rules of this Plan, the Programs and the respective Share Award Agreements.

"Team Members" means all persons legally employed by the Company or its subsidiaries, including officers and professionals of any kind.

“Termination” means the end of the employment relationship between a Participant and the Company or its subsidiaries, for any reason, including resignation, removal, substitution or expiry of the term of office without re-election to the position of manager and/or the creation of an employment relationship with the Company, voluntary termination or dismissal with or without cause by the Company, retirement, permanent disability or death.

“Vesting Period” means the period during which the Participant must remain employed by the Company or its subsidiaries and retain beneficial ownership of his or her Owned Shares to be eligible for the transfer of Restricted Shares by the Company or its subsidiaries pursuant to the terms and conditions established in this Plan, in the respective Program and in the Award Agreement. The Vesting Period shall be of three (3) years from the execution date of the Award Agreement.

"Vice President" means any officer of the Company, whether statutory or not, who, according to Braskem's macro-structure, is directly led by LN-Braskem.

2.       Objectives of the Plan

2.1.       The objective of the Plan is to award an opportunity to the Participants to receive Restricted Shares upon, among other conditions, the voluntary investment of personal funds in the acquisition and maintenance of Owned Shares from the date of their acquisition until the end of the Vesting Period at their own risk, in order to promote: (a) alignment between the interests of the Participants and that of the shareholders of the Company and its subsidiaries; and (b) incentive for the Participants to remain employed by the Company or its subsidiaries.

2.2.       As a commercial agreement for investment in shares, the acquisition of Owned Shares and fulfillment of the conditions necessary for Participants to receive Restricted Shares after the Vesting Period are voluntary acts and involve typical risks of loss of the investment made by the Participants in the Owned Shares. Accordingly, the Participant must expressly agree to this condition, in writing or through electronic means, upon signing the Award Agreement.

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3.       Participants

3.1.       In each Program, the Eligible Persons may voluntarily opt to participate in the Program upon execution of the respective Award Agreements, thus becoming Participants.

4.       Management of the Plan

4.1.       The Plan and its Programs shall be managed by the Board of Directors, subject to the provision of item 4.2 above.

4.2.       Subject to the general conditions of the Plan and the guidelines fixed by the Company’s Shareholders Meeting, the Board of Directors shall, to the extent permitted by law and the Company's Bylaws, have full powers to take all measures required and convenient for managing the Plan and its Programs, including:

(a)       to approve the Eligible Persons, and authorize the award of Restricted Shares to them, under the terms and conditions set forth in an Award Agreement;

(b)       to authorize the disposal/granting of treasury shares to satisfy the delivery of the Restricted Shares under the Plan, the applicable Award Agreement, and applicable laws and regulations;

(c)        make decisions related to the management or execution of this Plan, including those authorized or reserved by this Plan to the discretion of the Company, except in those cases in which this Plan expressly provides for the competence of another instance or position in the Company;

(d)       to take other measures necessary for the management of this Plan and the Programs, including guidance for the Executive Board for proper implementation of the Plan;

(e)       to propose any amendments to this Plan and, if necessary, submit them for approval in an Extraordinary Shareholders Meeting; and

(f)       to create Programs and define the number of Restricted Shares offered under each Program, observing the percentage set forth in Clause 6.1 below.

4.3.       Subject to the general conditions of the Plan and the guidelines set by the Shareholders Meeting of the Company, the resolutions of the Board of Directors are binding upon the Company and its subsidiaries in relation to the matters connected to the Plan and its Programs.

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5.       Restricted Share Awards

5.1.       The Company's Board of Directors and the governing bodies of the Company’s subsidiaries, when applicable, may annually approve a Program for the award of Restricted Shares, in which case they must determine the Eligible Persons to whom Restricted Shares may be awarded under this Plan and the respective Program.

5.2.       The Eligible Persons may participate in, and be eligible to Restricted Shares awarded under, one or more Programs simultaneously, based on the criteria defined in each Program.

5.3.       The award of Restricted Shares shall be formalized upon the execution of Award Agreements between the Company or its subsidiaries and the Participants, which shall specify, without prejudice to other conditions determined by the Board of Directors and the governing bodies of the Company’s subsidiaries, when applicable, the number of Restricted Shares subject to award, as well as the terms and conditions of the vesting of rights related to the Restricted Shares.

5.3.1.       The Company may transfer its treasury shares or certificates to its subsidiaries exclusively for compliance with the Plan, subject to the applicable legislation and regulations.

5.4.       The awarding of Restricted Shares shall be subject to (i) the voluntary investment of Participant’s own financial resources for acquisition of Owned Shares, as provided in Clauses 5.4.1 to 5.4.3 below and considering Clause 8.6 below; and (ii) fulfillment of the requirements established in Clause 7.1 below.

5.4.1.       The Eligible Persons may voluntarily invest their own financial resources, corresponding to at least 10% and at most 20% of the gross value of their planned PLR in the year immediately preceding the execution of the Award Agreement ("Firm Investment Intent Amount"), in the acquisition of Owned Shares, and should, in case they choose to participate in a certain Program, express the Firm Investment Intent Amount by means of the execution of the Award Agreement, subject to such limits.

5.4.2.        Once a Participant has expressed their desire to adhere to this Plan and the respective Program and the applicable Share Award Agreement has been signed, the Participant must substantiate the investment, under Clause 5.4.1, agreed upon in the Award Agreement and the lawful ownership of the Owned Shares acquired during the Acquisition Period by submitting to the Company a statement issued by the custodian agent confirming the acquisition and ownership of the Owned Shares, subject to Clause 5.4.3 below.

5.4.2.1. The Acquisition Period to be set in the Award Agreement shall be suspended in the event of any legal or regulatory impediment to the acquisition of the Owned Shares by a given Participant.

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5.4.3.       The Company may, for the purposes of managing this Plan, retain a brokerage firm, which shall be used by the Participants to acquire Owned Shares and maintain them under their ongoing ownership from the date of their acquisition to the end of the Vesting Period. If no brokerage firm has been engaged by the Company at a Participant’s location, said Participant shall prove lawful and ongoing ownership of the Owned Shares from the date of their acquisition to the end of the Vesting Period by submitting the documents requested by the Company or its subsidiaries.

5.4.4. For the Plan's operationalization and control purposes, the Company may request directly from its bookkeeping agent, brokerage house or equivalent abroad, as applicable, the Lock-up of the Owned Shares, exclusively during the Vesting Period.

5.4.4.1.       The Lock-up of the Owned Shares may be revoked at any time upon simple request by the Participant directly to the bookkeeping agent to enable the sale of his/her Owned Shares, with due regard for the procedures and deadlines established by the bookkeeping agent. If a Participant chooses to revoke the Lock-up of the Owned Shares and effectively ceases to hold, at any time during the Vesting Period, uninterrupted ownership of his or her Owned Shares, in whole or in part, the Participant will not have satisfied the condition set forth in Clause 7. 1 (ii) below and, therefore, shall lose any and all rights to receive any Restricted Shares under this Plan, any Program and Award Agreement, which shall automatically terminate by operation of law, regardless of prior notice or notification, and without any right to compensation to the Participant.

5.5. The goal of the Plan is to award for each one (1) Owned Share two (2) Restricted Shares. However, the Board of Directors may define, in an exceptional and justified manner, for each Program, a different multiple of Restricted Shares to be transferred for each Owned Share, pursuant to the terms and conditions of the applicable Award Agreement, considering the minimum of one (1) Restricted Share and the maximum of three (3) Restricted Shares for each one (1) Owned Share, based on an analysis of the following factors: (a) the Company’s performance during the fiscal year immediately preceding the execution of the Award Agreement; (b) the level of challenge expected by the Company for the three fiscal years following the approval of each Program; and (c) the quoted price of the Restricted Shares traded on the B3 on the approval date of each Program.

5.5.1. In the case of Barred Participants, the number of Restricted Shares to be awarded to them shall be calculated by multiplying (i) the multiple defined in item 5.5 above by (ii) the Firm Investment Intention Amount of said Participant divided by the weighted average price by volume, which must include the brokerage fee and other charges, if any, paid for the acquisition of Owned Shares by the other Participants, excluding the Barred Participants.

5.5.2. The weighted average price mentioned in item 5.5.1 above shall be calculated based on (i) the weighted average price of Owned Shares acquired by the other Participants as shares issued by the Company traded on the B3 under the ticker BRKM5 (in BRL – Brazilian real), in the case of Barred Participants that acquired Owned Shares as BRKM5 preferred shares traded on the B3, and (ii) on the weighted average price of Owned Shares acquired by the Other Participants as depositary receipts representing BRKM5 shares issued by the Company traded abroad (in USD – U.S. dollar), in the case of Barred Participants that acquired Owned Shares as depositary receipts representing BRKM5 shares.

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5.6.       The transfer of the Restricted Shares to the Participants shall only take place upon the satisfaction of the conditions and terms set forth in this Plan, in the Programs and in the Award Agreements, such that the execution of an Award Agreement and the award of Restricted Shares neither ensure the Participants any rights to the Restricted Shares nor represent guarantee of their receipt.

5.7.       Until ownership of Restricted Shares is effectively transferred to Participants, under the terms of this Plan, the respective Programs and Award Agreements, the Participants shall have no shareholder rights or privileges in relation to such Restricted Shares, especially the right to vote or receive dividends or interest on equity in relation to the Restricted Shares.

5.8.       The Award Agreements shall be individually executed by each Participant, provided that the terms and conditions defined in this Plan and in the respective Program are complied with.

6.       Shares Subject to the Plan

6.1.       The Participants may be awarded shares and/or depositary receipts representing shares issued by the Company and traded abroad, representing at most one and a half percent (1.5%) of the Company’s capital stock on the date of approval of this Plan by the Shareholders Meeting, which may be adjusted under Clause 10.2 of this Plan, subject to the applicable legal and regulatory provisions.

6.1.1. If the percentage of shares set forth above is not sufficient to satisfy the transfer of Restricted Shares under this Plan, the amount of excess Restricted Shares shall be paid by the Company in cash, considering the equivalent amount in currency of the respective locality of operation of the Participant, without prejudice to the other cases of cash payment provided for in this Plan.

6.2.       With the purpose of consummating the award of Restricted Shares, the Company or its subsidiaries shall, subject to applicable laws and regulations, transfer the Restricted Shares to the Participants by means of a private transaction pursuant to the terms and conditions of the applicable Award Agreement.

6.3.       The Restricted Shares shall maintain all rights pertaining to their class.

6.4.       The Participants shall undertake, under the Award Agreements, to comply with the applicable legislation and the other policies of the Company when trading their Owned Shares and Restricted Shares.

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7.       Vesting of Rights Related to the Restricted Shares

7.1.       Without prejudice to other conditions set forth in the Programs and respective Award Agreements, the rights of the Participants pertaining to the Restricted Shares, especially the right to own such shares, shall only be fully vested if the Participants, (i) continuously remain Team Members of the Company or its subsidiaries for the entire Vesting Period and, cumulatively, (ii) maintain ongoing ownership of the Owned Shares from the date of their acquisition until the end of the Vesting Period.

7.2.       The number of Restricted Shares to which the Participants shall be entitled shall be reduced in the amount equal to the value of the taxes levied and payable by the Participant, which must be withheld pursuant to applicable legislation. In cases where the payment is made in cash, under this Plan, will be due the amount equivalent to the Restricted Shares due, in currency of the respective locality of operation of the Participant, net of taxes that may apply, which will be withheld and collected by the paying source.

7.3.       Once the conditions set forth in Clauses 7.1 above and in the applicable Award Agreement are fulfilled and the requirements set forth in law and regulations are observed, the Company or its subsidiaries shall transfer, through a private transaction, to the Participants’ names within thirty (30) days from the end of the Vesting Period, the number of Restricted Shares to which the Participants are entitled, subject to the provisions of Clauses 5.5.1 and 7.2 above. Except for taxes to be withheld, as determined by Clause 7.2 above, the Company and/or its subsidiaries, as the case may be, shall bear any costs incurred to transfer such Restricted Shares to the Participants.

7.3.1.       At the Company’s discretion, by decision of LN-Braskem, the Company and/or its subsidiaries may pay to the Participants, in the location of the Restricted Shares, within thirty (30) days from the end of the Vesting Period, the amount equal to the awarded Restricted Shares in the currency of the Participant's respective location, considering the Reference Price of the Restricted Shares, net of any applicable taxes, which will be duly withheld and paid by the payer with due regard for equity among Participants from the same location.

7.4.       In addition to the provisions of Clause 8 of this Plan, the right to receive the Restricted Shares under this Plan, the respective Program and the applicable Award Agreement shall automatically terminate, with no right to indemnification, ceasing in all its effects, if the Company is wound up, liquidated or adjudicated bankrupt.

8.       Events of Termination and their Effects

8.1.       In the event of Termination of a Participant (i) upon dismissal for cause or removal from office due to a violation of their management duties and responsibilities, (ii) upon request from the Participant or (iii) any event of retirement that is not an Agreed Retirement, the Participant shall lose any and all rights connected to the Restricted Shares under this Plan, any Program and Award Agreement, which shall be automatically terminated on the Termination date, by operation of law, regardless of prior notice or notification and with no right of indemnification to the Participants, except for the Restricted Shares already acquired by the actual Termination date, under the terms of Clause 7.1 above, even if they have not yet been transferred by the Company or any of its subsidiaries.

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8.2.        In the event of Termination of a Participant due to (i) dismissal by the Company and/or its Subsidiaries without cause, except in the case of Clause 8.2.1 below, the Participant shall be entitled to receive (a) the Restricted Shares whose acquisition rights have already been vested by the Participants under Clause 7.1 above, even if the Restricted Shares have not been effectively transferred by the Company or its subsidiary, and (b) a pro rata number of the Restricted Shares whose acquisition rights have not yet been vested by the Participants, pursuant to Clause 7.1 above, considering, for said pro rata calculation, the number of complete months for which said Participant worked for the Company or any of its subsidiaries in relation to the number of months in the Vesting Period, with the remaining Restricted Shares being automatically terminated on the Termination date, by operation of law, regardless of prior notice or warning, and with no right whatsoever of indemnification to the Participants. The delivery of the Restricted Shares to the Participant shall be made within thirty (30) days from the Termination date.

8.2.1. In the event of Termination of a Participant that is LN-Braskem or a Vice President, by decision of the Company, unless by dismissal for cause or removal from office for violating the duties and responsibilities of an administrator, such Participant shall be entitled to receive the full amount of Restricted Shares regardless of whether the requirements set out in Section 7.1 above have been observed. In this case, the delivery of Restricted Shares to the Participant shall be made within thirty (30) days from the date of termination.

8.3. If the Participant is transferred or admission to hold a position in a Braskem subsidiary or company in which Braskem holds an interest and which are not participants of this Plan, the Participant shall be entitled to receive all Restricted Shares provided that the Participant (i) maintains, under ongoing ownership, the Owned Shares from the date of their acquisition to the end of the Vesting Period, and (ii) remains linked to a company controlled by Braskem or in which Braskem has a stake until the end of the Vesting Period. The delivery of Restricted Shares to the Participant shall be carried out on the date originally planned considering compliance with the Vesting Period, except if otherwise envisaged in the Award Agreement, and the Company may, as determined by Braskem’s CEO and at the Company’s sole discretion, anticipate the delivery of such Restricted Shares at any time.

8.3.1.        If the Participant is transferred to hold a position in a company from the same group of the Company and which is a participant of the Plan, the terms and conditions of undergoing Agreements must be maintained unchanged in the name of the company to which the Participant was transferred, unless renegotiated by mutual agreement between the Parties and due to a change in the applicable jurisdiction.

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8.4.        In the event of Termination of a Participant for reason of Agreed Retirement, the Participant shall be entitled to receive all the Restricted Shares, regardless of whether the requirements of Clause 7.1. have been fulfilled. The delivery of the Restricted Shares to the Participant shall be made on the date originally set forth, in compliance with the Vesting Period, except as otherwise set forth in the Award Agreement, and the Company may, at its sole discretion, by LN-Braskem decision, deliver said Restricted Shares early, at any time.

8.5.       In the event of Termination of a Participant due to (i) death or (ii) permanent disability, the Participant’s legal heirs, successors (in the event described in (i)) or legal representative (in the event described in (ii)) shall be entitled to receive, within thirty (30) days from the occurrence of any of the events established in this clause: all Restricted Shares, regardless of whether the requirements foreseen in Clause 7.1 above have been observed, so that said rights shall be automatically brought forward, except as otherwise set forth in an Award Agreement.

8.6.       Subject to provisions of Clauses 8.1 to 8.5, in case the Barred Participants have not acquired the Owned Shares by the date of the Termination, pursuant to Clause 5.4.2 above, the number of Restricted Shares to be awarded to such Barred Participants shall be calculated in accordance with Clause 5.5.1.

8.7.       Notwithstanding the provisions of Clauses 8.1 to 8.6 above, the Board of Directors and/or the governing bodies of the Company’s subsidiaries may, at their sole discretion, set forth different rules any time the social interests shall be better served by such measure or as necessary in order to comply with applicable laws or bear the applicable taxes. In any of the cases provided in Clauses 8.2 to 8. 5, the Company may, at its discretion, by decision of LN-Braskem, pay (or cause the respective subsidiary to pay) to the Participants, in place of the Restricted Shares, the amount equivalent to the Restricted Shares granted, in currency of the respective locality of operation of the Participant, considering the Reference Price of the Restricted Shares and within the same period that would be applicable to the delivery of Restricted Shares, net of taxes eventually incurred, which will be duly withheld and collected by the paying source, observed the equity among the Participants of a same locality.

8.8.       In the event of (i) Transfer of Control of the Company, (ii) closing of the Company's capital or (iii) corporate reorganization that results in substantial reduction of the value or liquidity of the Restricted Shares compared to the price and average volume traded in the six (6) months prior to the date of corporate reorganization, the Participants shall be entitled to receive, in place of Restricted Shares, within thirty (30) days of the occurrence of the event set forth in this clause, the amount determined in accordance with Sections 8. 8.1, 8.8.2 or 8.8.3, as the case may be, regardless of whether the requirements set forth in Section 7.1 above have been observed, so that such rights shall be automatically anticipated.

8.8.1. In the event of Transfer of Control of the Company, the Company may, by decision of LN-Braskem, choose to (i) deliver the Restricted Shares to which the Participant is entitled or (ii) make the payment in cash in place of Restricted Shares considering the same price per share paid by the acquirer of control to the seller (s) in the respective transaction, net of taxes eventually incurred, which will be duly withheld and collected by the paying source.

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8.8.2. In the event of corporate reorganization that results in a substantial reduction in the value or liquidity of the Restricted Shares compared to the price and average volume traded in the six (6) months prior to the date of corporate reorganization, the amount to be paid for the Restricted Shares granted shall be determined considering the weighted average quotation value of the shares issued by the Company traded at B3 under the code BRKM5 or of the deposit certificates of securities representing BRKM5 shares issued by the Company traded abroad (or any other types or classes of shares issued by the Company in which such BRKM5 shares shall be converted or which shall succeed them) in the location where the Participant would receive the Restricted Shares, in the three (3) months prior to the announcement of the corporate reorganization, net of any taxes, which shall be duly withheld and collected by the paying source.

8.8.2.1. It will be up to the Board of Directors of the Company to assess the case and define the occurrence or not of substantial reduction in the value or liquidity of the Restricted Shares that would entitle to the anticipation of Restricted Shares and payment provided for in this clause.

8.8.3. In the event of closing of the Company's capital, the amount to be paid for the Restricted Shares granted will be determined considering the price per share for the purposes of the tender offer, net of any taxes, which will be duly withheld and collected by the paying source.

9.       Effective Term of the Plan

9.1.       The Plan shall become effective on the date of its approval by the Shareholders Meeting and shall remain in force until the delivery of the Restricted Shares awarded pursuant to Award Agreements executed in the fifth (5th) year of the Plan.

10.       Miscellaneous

10.1.       The award of Restricted Shares under this Plan shall not prevent the Company from cancelling its registration as a publicly-held company or the Company and/or its subsidiaries from conducting corporate restructuring operations, such as transformation, merger, consolidation, spin-off or merger of shares, provided that the Programs already in place are observed, and the Board of Directors and/or the governing bodies of the Company's subsidiaries, when applicable, shall assess the need to propose adjustments to the Plan, the applicable Programs and the Award Agreements to the Shareholders Meeting, so that the relationship between the parties remains balanced without adversely affecting the Company and/or its subsidiaries or the Participants’ right.

10.2.       In the event of change to the number, nature or class of shares of the Company as a result of bonus, stock split, reverse stock split, or conversion of shares into other nature or class, or conversion of other securities issued by the Company into shares, the Company's Board of Directors shall assess the need to make adjustments to this Plan, the applicable Programs and the Award Agreements to avoid distortion and losses to the Company and its subsidiaries or the Participants.

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10.3.       This Plan and the related Award Agreements (i) do not create any rights other than those expressly set forth therein, (ii) do not grant any tenure, guarantee of employment or permanence as a Team Member, (iii) do not affect the right of the Company or its subsidiaries to terminate, at any time and as the case may be, the employment contract, if any, or the term of office or relationship with the Participant, and (iv) do not ensure the right to reelection or reinstatement in office in the Company or its subsidiaries.

10.4.       Each Participant interested in adhering to this Plan shall expressly do so by signing, in writing or by electronic means, the Award Agreement.

10.5.       Any relevant legal amendment to the rules applicable to joint-stock companies, publicly held companies, to the labor laws and/or the tax effects of a restricted share award plan in any of the jurisdictions where it will be implemented may lead to full revision of this Plan, the applicable Programs and the Award Agreements, to ensure compliance with applicable laws.

10.6.       This Plan shall be governed by and construed under the Laws of the Federative Republic of Brazil, and any claims or disputes arising from or connected to it shall be settled by the Courts of the jurisdiction determined by the Award Agreements.

10.7.       The events not provided for herein shall be decided by the Board of Directors, and the Shareholders Meeting shall be consulted to that effect, if deemed convenient.

10.8.       In case any calculation related to the Plan results in a fraction of a share (rather than an integer), the result will be rounded up.

10.9.       If any provision of this Plan or the application of any provision hereof to any person or circumstance is rendered invalid or unenforceable, the remainder of the Plan and the application of such provision to any other person or circumstance shall not be affected, and the provisions rendered invalid or unenforceable shall be reformed to the extent (and only to the extent) necessary to make it valid and enforceable.

10.10. Except for acts of mere execution of this Plan, a Participant cannot decide, under the terms of this Plan, either within the Board of Directors or at the head of any office or position in the Company, whenever such decision benefits him/her in a specific manner and implies a differentiated treatment in relation to the other Participants in the same situation. In these cases, the respective decision will be taken by the Board of Directors, even if it is not the originally competent authority under the terms of this Plan.

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10.11. The Portuguese version of this Plan will prevail over the English version.

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SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: July 28, 2023

BRASKEM S.A.

By:	/s/ Pedro van Langendonck Teixeira de Freitas

	Name:	Pedro van Langendonck Teixeira de Freitas
	Title:	Chief Financial Officer

DISCLAIMER ON FORWARD-LOOKING STATEMENTS

This report on Form 6-K may contain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These statements are statements that are not historical facts, and are based on our management’s current view and estimates of future economic and other circumstances, industry conditions, company performance and financial results, including any potential or projected impact of the geological event in Alagoas and related legal proceedings and of COVID-19 on our business, financial condition and operating results. The words “anticipates,” “believes,” “estimates,” “expects,” “plans” and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the potential outcome of legal and administrative proceedings, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting our financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of our management and are subject to a number of risks and uncertainties, many of which are outside of the our control. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors, including the projected impact of the geological event in Alagoas and related legal proceedings and the unprecedented impact of COVID-19 pandemic on our business, employees, service providers, stockholders, investors and other stakeholders, could cause actual results to differ materially from current expectations. Please refer to our annual report on Form 20-F for the year ended December 31, 2019 filed with the SEC, as well as any subsequent filings made by us pursuant to the Exchange Act, each of which is available on the SEC’s website (www.sec.gov), for a full discussion of the risks and other factors that may impact any forward-looking statements in this presentation.